Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

DATED OCTOBER 19, 2021,

BY AND AMONG

DIAMONDBACK E&P LLC, QEP ENERGY COMPANY AND GUIDON ANCHOR LLC

AS SELLER,

AND

RATTLER MIDSTREAM OPERATING LLC

AS PURCHASER

i

Exhibits

EXHIBIT A	Form of Conveyance
EXHIBIT B	Disposal Wells
EXHIBIT C	System
EXHIBIT D	Fresh Water Wells
EXHIBIT E	Pits
EXHIBIT F	Recycle Facilities
EXHIBIT G	Surface Interests
EXHIBIT H	Other Assets
EXHIBIT I	Excluded Assets
EXHIBIT J	Required Consents
EXHIBIT K	Commercial Contracts
EXHIBIT L	Permitted Liens
EXHIBIT M-1	Form of Seller Closing Certificate
EXHIBIT M-2	Form of Purchaser Closing Certificate
EXHIBIT N	Freshwater Purchase and Services Agreement Amendment
EXHIBIT O	Produced and Flowback Water Gathering and Disposal Agreement Amendment

Schedule 3.7(a)	Material Contracts
Schedule 3.7(c)	Terminated Contracts
Schedule 3.8	Litigation
Schedule 3.10	Environmental Matters
Schedule 3.11	Legal Compliance
Schedule 3.12	Surface Interests

Schedule 3.14	Insurance
Schedule 3.16	Easements and Rights-of-Ways
Schedule 3.17	Operations
Schedule 3.19	Capital Projects
Schedule 3.22	Bonds
Schedule 3.23	Permits
Schedule 5.4	Interim Operations

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement, dated as of October 19, 2021, is entered into by and among Diamondback E&P LLC, a Delaware limited liability company, QEP Energy Company, a Delaware corporation, and Guidon Anchor LLC, a Delaware limited liability company (collectively, “Seller”), and Rattler Midstream Operating LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are sometimes referred to herein as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Rattler Midstream LP (the “Partnership”) is the managing member of Purchaser;

WHEREAS, (a) the Board of Directors (the “Board of Directors”) of Rattler Midstream GP LLC, the general partner of the Partnership (the “General Partner”), has delegated to the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors the power to review and, if deemed appropriate by the Conflicts Committee, approve the transactions contemplated by this Agreement, and (b) the Conflicts Committee has previously (i) received an opinion of Raymond James & Associates, Inc., the financial advisor to the Conflicts Committee (the “Financial Advisor”), that the consideration to be paid and delivered by Purchaser pursuant to this Agreement is fair, from a financial point of view, to Purchaser, and (ii) the Conflicts Committee has unanimously approved this Agreement and the transactions contemplated hereby, such approval constituting “Special Approval” under the First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of May 28, 2019 (the “Partnership Agreement”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, the Assets on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

“AFEs” means any liability or obligation with respect to the Assets under the AFEs listed on Schedule 3.19, whether occurring before, on or after the Effective Time.

“Affiliate” means any Person directly or indirectly controlled by, controlling, or under common control with, either Party, including any subsidiary of either Party and any “affiliate” of either Party within the meaning of Reg. §240.12b-2 of the Securities Exchange Act of 1934, as amended, with “control,” as used in this definition, meaning the possession, directly or indirectly, of the power to direct or cause the direction of management, policies, or action through ownership of voting securities, contract, voting trust, or membership in management or in the group appointing or electing management or otherwise through formal or informal arrangements or business relationships; provided, however, that for purposes of this Agreement, none of (i) the General Partner, the Partnership, Purchaser or any of their subsidiaries, on the one hand, shall be considered an Affiliate of (ii) Diamondback Energy Inc. or any of its subsidiaries other than the Persons listed in clause (i) above, on the other hand. The terms “controlled by,” “controlling,” and other derivatives shall be construed accordingly.

“Agreement” means this Purchase and Sale Agreement, as the same may be amended from time to time in accordance with Section 11.9.

“Asset Policies” means material policies of insurance carried by Seller that insure the Assets or the operation of the Assets on or prior to the Effective Time.

“Assets” means, subject to the terms and conditions of this Agreement, all of the right, title and interest of Seller in and to the following (less and except the Excluded Assets):

(a) the Disposal Wells;

(b) the System;

(c) the Pits;

(d) the Fresh Water Wells;

(e) the Recycle Facilities;

(f) the Surface Interests;

(g) the Equipment;

(h) the Commercial Contracts;

(i) the Permits, including Environmental Permits, that are used primarily in the Business, to the extent assignable;

(j) the Records;

(k) all indemnity rights and claims and rights of Seller against any Third Party and, only to the extent transferable to Purchaser, all claims, rights and interests of Seller or any Affiliate of Seller under any policy or agreement of insurance or indemnity agreement, any bond or security instrument or any insurance or condemnation proceeds or awards and all audit rights and claims for reimbursements from Third Parties, in each case, only to the extent related or attributable to the Assumed Obligations; and

(l) the other assets described on Exhibit H.

“Assumed Obligations” means:

(a) without limitation of Seller’s indemnification obligations, all of the obligations and liabilities of any kind whatsoever to the extent relating or incidental to the ownership or operation of the Assets arising from acts, omissions or events occurring, or conditions arising, on or after the Effective Time (or with respect to the AFEs, arising prior to, on or after the Effective Time), including obligations and liabilities relating or incidental to (i) the abandonment or removal of all wells, pipelines, flowlines, structures, personal property, and materials of whatever kind included among the Assets and the performance of all related dismantling, salvage, removal and surface restoration operations and activities with respect to the Assets and pursuant to applicable Laws, or (ii) the performance of all obligations applicable to or imposed by or under any Commercial Contract or as required by applicable Laws;

(b) all Environmental Liabilities to the extent arising out of acts, omissions, events or conditions occurring or existing for the first time on or after the Effective Time and related to the Assets;

(c) all other claims and liabilities for injury to or death of any person, persons or other living things, or loss or destruction of or Damage to property affecting or relating to the Assets, to the extent that the acts, omissions, events or conditions giving rise to such claim or liability arise or occur on or after the Effective Time;

(d) all claims and liabilities relating to the payment of Taxes (including interest, penalties, and additions to Tax) allocated to the Purchaser pursuant to this Agreement;

(e) the responsibility for compliance with applicable Laws relating to the Assets, and the maintenance and, when necessary, procurement of permits required by any Governmental Authority in connection therewith, in each case from and after the Effective Time; and

(f) all other duties, obligations, liabilities and claims, whether in contract or tort, or arising by operation of Law, accruing or resulting from, arising out of, or otherwise associated with the Assets for the period from and after the Effective Time, including the obligations of Purchaser set forth in Section 2.4(b).

“Board of Directors” has the meaning set forth in the Recitals to this Agreement.

“Bonds” means, collectively, all surety instruments, bonds, letters of credit, or guarantees, if any, posted by Seller with any Governmental Authority or Third Party relating to the Assets.

“Business” means the ownership and operation of the Assets, as owned and operated by Seller immediately prior to Closing.

“Business Day” means any day other than a Saturday, Sunday, or any other day on which commercial banks in the United States of America are authorized or required by law or executive order to close.

“Claim Notice” has the meaning set forth in Section 10.3(a).

“Closing” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Contracts” means any agreement or contract (other than Surface Interests and any other instrument creating or evidencing an interest in any real property interests) to the extent relating to or otherwise applicable to any portion of the Assets, including those described on Exhibit K.

“Conflicts Committee” has the meaning set forth in the Recitals to this Agreement.

“Conveyances” means the Conveyance, Assignment and Bill of Sale in the form attached as Exhibit A, which will be filed in multiple recording offices.

“Damages” means any and all claims, demands, payments, charges, judgments, assessments, losses, liabilities, damages, penalties, fines, expenses, costs, fees, settlements, and deficiencies, including any attorneys’ fees, legal, and other costs and expenses suffered or incurred therewith.

“Disclosure Schedule” means the schedules attached hereto.

“Disposal Wells” means those certain Produced Water disposal or injection wells described on Exhibit B.

“Disputed Matter” has the meaning set forth in Section 11.15.

“Dollars” and “$” means the lawful currency of the United States of America.

“Effective Time” means 12:01 A.M. (Central Time) on the Closing Date.

“Environmental Law(s)” means any applicable Law or Order relating to the protection of the environment and human health or safety (to the extent related to exposure to Hazardous Materials).

“Environmental Liabilities” means any cost, Damage, expense, liability, obligation, or other responsibility arising from or under either an Environmental Law or Environmental Permit or Third-Party claims relating to the environment or the presence, discharge, release, control, exposure to, or cleanup of Hazardous Materials, and which relates to the Assets or the ownership or operation of the same.

“Environmental Permit” means all permits, licenses, approvals, authorizations, consents or registrations required by any Environmental Law primarily relating to the ownership, operation or use of the Assets.

“Equipment” means all equipment, machinery, fixtures, vessels, separators, meters, recorders, filters and other tangible personal property and improvements located on any portion of the Specified Assets or Surface Interests or used or held for use primarily in connection with the operation of the Assets.

“Excluded Assets” means:

(a) all of Seller’s corporate minute books, financial records and other business records (including Tax Returns and income Tax records) that relate to Seller’s business generally;

(b) all cash, trade credits, accounts, receivables and all other proceeds, income or revenues attributable to the Assets with respect to any period of time ending as of or prior to the Effective Time;

(c) all rights and interests relating to the Assets as of or prior to the Effective Time under any existing policy or agreement of insurance, bond or to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or Damage to or destruction of property prior to the Effective Time;

(d) all documents and instruments of Seller that may be protected by an attorney-client privilege;

(e) all data that cannot be disclosed to Purchaser as a result of confidentiality arrangements or other disclosure restrictions with Third Parties;

(f) all audit rights arising under any of the Commercial Contracts or other Excluded Asset with respect to any period prior to the Effective Time (except to the extent related to the AFEs);

(g) all claims and causes of action of Seller arising from or in connection with the ownership and operation of the Assets for periods prior to the Effective Time, except to the extent relating to claims indemnified by Purchaser hereunder or related to or attributable to the Assumed Obligations;

(h) all communications equipment (including, without limitation, antenna towers, radios, personal computers and associated peripherals, all radio and telephone equipment and telemetry devices), tools, warehouse stock, in each case, that are not used or held for use in connection with the Assets; and

(i) the assets described on Exhibit I.

“Expert” has the meaning set forth in Section 11.15(a).

“Expert Decision” has the meaning set forth in Section 11.15(c).

“Expert Proceeding Notice” has the meaning set forth in Section 11.15.

“Financial Advisor” has the meaning set forth in the Recitals to this Agreement.

“Freshwater Purchase and Services Agreement Amendment” means that certain Second Amendment to the Freshwater Purchase and Services Agreement, as amended, substantially in the form set forth on Exhibit N.

“Fresh Water Wells” means the fresh water wells and related facilities described on Exhibit D.

“GAAP” means generally accepted accounting principles of the United States of America, consistently applied.

“General Partner” has the meaning set forth in the Recitals to this Agreement.

“Governmental Authority” means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, arbitration, legislative, police, regulatory, or taxing authority or power of any nature.

“Hazardous Materials” means any (i) chemical, constituents, material, pollutant, contaminant, substance, or waste regulated by, or the presence of which requires investigation, remediation or corrective action under, Environmental Law; (ii) asbestos or asbestos containing material, radioactive material (including NORM), lead-based paint, per- or polyfluoroalkyl substances, polychlorinated biphenyls, or radon; and (iii) petroleum or any fraction thereof, hydrocarbons, natural gas, natural gas liquids, or petroleum products.

“Holding Period” has the meaning set forth in Section 2.5.

“Hydrocarbons” means any mixture of gaseous hydrocarbons, or of hydrocarbons and other gases, in a gaseous state, consisting primarily of methane, oil, condensate, natural gasoline and all the liquid hydrocarbon production from wells, or a blend of such.

“Indemnified Party” has the meaning set forth in Section 10.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 10.3(a).

“Knowledge” means that an individual will be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware, after reasonable inquiry of all employees directly reporting to such individual, of such fact or other matter. Seller will be deemed to have “Knowledge” of a particular fact or other matter if any of the following individuals has Knowledge of such fact or other matter: Kaes Van’t Hof, Thomas F. Hawkins or Joe Niederhofer.

“Law” means any federal, state, local, municipal, foreign, international, or multinational law, Order, constitution, ordinance, or rule, including rules of common law, regulation, statute, treaty, or other legally enforceable directive or requirement.

“Legal Proceeding” means any proceeding, action, arbitration, audit, hearing, investigation, request for information, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Lien(s)” means any burden, encumbrance, defect, charge, equitable interest, privilege, lien, mortgage, deed of trust, production payment, option, pledge, collateral assignment, security interest, or other arrangement substantially equivalent to any of the foregoing.

“Material Adverse Effect” means, with respect to any Party, any circumstance, change, inaccuracy, event, result, occurrence, condition, fact or effect (each, an “event”) that, individually or in combination with any other event, has had or could reasonably be expected to have a materially adverse effect on (a) the ability of such Party to consummate the transactions contemplated by this Agreement, or to perform its obligations hereunder or (b) the Business or the Assets, taken as a whole, but shall exclude any event arising from:

(i) any change in general economic conditions (including any change in prices for natural gas or other commodities) in the industries or markets in which such Party (with respect to the Assets) operates or conducts business;

(ii) seasonal reductions in revenues and/or earnings of such Party (with respect to the Assets) in the ordinary course of its business;

(iii) changes in conditions or developments generally applicable to the water handling and disposal industry in the area where the Assets are located;

(iv) acts of God, including hurricanes, storms, flood, fire, earthquake or other naturally occurring events;

(v) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

(vi) changes in Law or GAAP;

(vii) the outbreak or continuation of any disease or epidemic (including COVID-19); or

(viii) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby.

Clauses (i) through (viii) of this definition shall not include any circumstance, change or effect to the extent disproportionately affecting the Assets or Business as compared to other Persons or businesses in the water sourcing or disposal industries generally.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Non-Assigned Assets” has the meaning set forth in Section 2.5.

“NORM” means naturally occurring radioactive material.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the articles of organization or certificate of formation and the limited liability company agreement of a limited liability company; (c) the certificate of limited partnership and limited partnership agreement of a limited partnership; and (d) any amendment to any of the foregoing.

“Other Purchaser Closing Documents” has the meaning set forth in Section 4.2.

“Other Seller Closing Documents” has the meaning set forth in Section 3.2.

“Outside Date” has the meaning set forth in Section 9.1(c).

“Partnership” has the meaning set forth in the Recitals to this Agreement.

“Partnership Agreement” has the meaning set forth in the Recitals to this Agreement.

“Party” or “Parties” each has the respective meaning set forth in the Preamble to this Agreement.

“Permits” means all environmental and other governmental (whether federal, state, local or tribal) certificates, consents, permits (including conditional use permits), licenses, authorizations, franchises and related instruments or rights granted by any Governmental Authority solely relating to the ownership, operation or use the Assets.

“Permitted Liens” means:

(a) Third-Party consent and notice requirements and similar restrictions with respect to which waivers or consents are obtained from the appropriate Persons prior to the Closing Date or the appropriate time period for asserting the right has expired without any right having been asserted in writing and furnished to Seller before such expiration that remains unresolved or which are not required to be satisfied prior to the consummation of the transactions contemplated by this Agreement;

(b) any Soft Consent or consent with respect to which there is a provision therein that such consent may not be unreasonably withheld;

(c) Liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions and disclosed on Section 3.9;

(d) materialmans’, mechanics’, repairmans’, workers’, contractors’, operators’, carriers’ and other similar liens and charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(e) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of the Assets or any part thereof if they are not required or customarily obtained prior to the sale or conveyance;

(f) all rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner and all obligations and duties under all Laws of such Governmental Authority or under any franchise, grant, license or permit issued by any such Governmental Authority;

(g) (i) zoning, building codes and other land use laws regulating the use or occupancy of any of the Specified Assets or Surface Interests or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Specified Assets or Surface Interests which are not violated by the current use or occupancy of such Specified Assets or Surface Interests or the operation of the Business thereon, and (ii) easements, covenants, rights-of-way and other similar restrictions which, individually or in the aggregate, do not materially impair the current use of the Specified Assets or Surface Interests or the uses contemplated in the Permits;

(h) Liens, obligations, defects, irregularities, or other encumbrances affecting the Assets that would be waived by an ordinary prudent operator or company experienced in the acquisition or divestiture of water assets;

(i) any defects, burdens or irregularities which are based solely on a lack of information in Seller’s files;

(j) defects arising from any change in applicable Law after the Closing Date;

(k) the terms and provisions of the instruments that constitute the Surface Interests and the Commercial Contracts, to the extent that they do not, individually or in the aggregate, materially impair the ownership, use or value of the affected Asset;

(l) all applicable Permits and Laws and all rights reserved to or vested in any Governmental Authority: (i) to control or regulate any of the Assets in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets; (iii) to use such property in a manner that would not reasonably be expected to materially impair the use of such property for the purposes for which it is currently owned and operated; or (iv) to enforce any obligations or duties affecting the Assets to any Governmental Authority with respect to any franchise, grant, license or permit;

(m) any other agreements, instruments, Liens, charges, encumbrances, defects, discrepancies or irregularities that do not, individually or in the aggregate, interfere in any material respect with the value, use or ownership of the Business or the Assets and that would be accepted, without reduction in purchase price or other consideration, by a reasonably prudent purchaser engaged in the business of owning and operating Produced Water handling and disposal assets and water sourcing assets; and

(n) the matters referenced on Exhibit L.

“Person” means any individual, firm, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Authority.

“Pits” means the pits described on Exhibit E.

“Purchase Price” has the meaning set forth in Section 2.2.

“Produced Water” means all brine, saltwater and frac flowback water produced from wells that are associated with Hydrocarbon exploration and production activities from wells.

“Produced and Flowback Water Gathering and Disposal Agreement Amendment” means that certain Second Amendment to the Amended and Restated Produced and Flowback Water Gathering and Disposal Agreement, as amended, substantially in the form set forth on Exhibit O.

“Property Taxes” has the meaning set forth in Section 6.4.

“Purchaser” has the meaning set forth in the Preamble to this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.2(a).

“Records” means all land files, contract files, equipment inventory records, engineering records, operational records, technical records, right-of-way records, surveys, maps, plats and other books and records relating primarily to the Assets, or used or held for use primarily in connection with the maintenance and operation thereof, but excluding any books and records to the extent disclosure or transfer is restricted by applicable Law and attorney-client privileged communications and work product of Seller’s counsel (other than title opinions).

“Recycle Facilities” means the Produced Water recycling facilities described on Exhibit F.

“Representatives” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Required Consents” means the waivers, approvals and consents set forth on Exhibit J.

“Retained Obligations” means:

(a) all of the obligations and liabilities of any kind whatsoever to the extent relating or incidental to the ownership or operation of the Assets arising out of acts, omissions, events or conditions occurring or existing before the Effective Time (other than the AFEs);

(b) all Environmental Liabilities arising out of acts, omissions, events or conditions occurring or existing before the Effective Time, but only to the extent such acts, omissions, events or conditions gave rise to or, if known to Governmental Authorities or Third Parties, would have given rise to Environmental Liabilities before the Effective Time (and, for the avoidance of doubt, does not include the presence of asbestos, NORM or Hazardous Materials unless their presence gave rise to a liability or obligation pursuant to Environmental Law before the Effective Time); and

(c) any liability or obligation with respect to the Assets that is not an Assumed Obligation.

“Seller” has the meaning set forth in the Preamble to this Agreement.

“Seller Entity” means Diamondback E&P LLC, QEP Energy Company and Guidon Anchor LLC.

“Seller Indemnified Parties” has the meaning set forth in Section 10.2(b).

“Soft Consent” means a consent to assignment of any Asset which does not provide any of the following: (a) any purported assignment in the absence of such consent first having been obtained is void or voidable, (b) the Person holding the right may terminate the affected Asset or the agreement governing such Asset for failure to obtain consent or (c) the Person holding the right may impose additional conditions that involve the payment of money, the posting of collateral security or the performance of other obligations by the assignor and/or the assignee that would not be required in the absence of the assignment of the Asset.

“Special Approval” has the meaning set forth in the Preamble to this Agreement.

“Specified Assets” means the assets described in clauses (a)-(f) of the definition of “Assets”.

“Straddle Period” has the meaning set forth in Section 6.4.

“Surface Fee Interests” means all surface fee interests included within the Surface Interests.

“Surface Interests” means all Surface Fee Interests, easements, servitudes, rights-of-way, licenses, surface leases and other surface rights appurtenant to, and used or held for use primarily in connection with any portion of the Specified Assets and described on Exhibit G.

“System” means the gathering system and related facilities, tanks and distribution pipelines described on Exhibit C.

“Tax” or “Taxes” means any taxes, assessments, and other governmental charges in the nature of a tax imposed by any governmental authority, including income, profits, net proceeds, alternative or add on minimum, ad valorem, real property, personal property (tangible and intangible), value added, sales, use, excise, duty, franchise, transfer, withholding, social security (or similar), unemployment, disability, payroll, employment, severance, production, estimated, or other taxes, assessments, and charges, including any interest, penalty or addition thereto.

“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Returns” means any report, return, election, document, estimated tax filing, declaration or other filing provided to any Tax Authority including any amendments thereto.

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Third Party Claim” has the meaning set forth in Section 10.3(a).

Section 1.2 Rules of Construction.

(a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c) The Parties acknowledge that each Party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) Any event hereunder required to be performed on (or a time period expiring on) a day that is not a Business Day shall be deferred until the first Business Day occurring after such day.

ARTICLE II

SALE AND TRANSFER OF ASSETS; CLOSING

Section 2.1 Assets. Subject to the terms and conditions of this Agreement, including the payment obligations described in Section 2.2, at the Closing, but effective as of the Effective Time, in exchange for the payment by Purchaser to Seller of the Purchase Price and Purchaser’s assumption of the Assumed Obligations, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, accept and acquire from Seller, the Assets.

Section 2.2 Purchase Price. The aggregate purchase price for the Assets (the “Purchase Price”) will be (a) $160,000,000.00 payable in cash by Purchaser via wire transfer of immediately available funds, with such amount to be treated, in part, as a reimbursement of capital expenditures.

Section 2.3 The Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. Houston, Texas, time on the fifth Business Day after the satisfaction or waiver of the last of the conditions contemplated by Article VII and Article VIII (other than conditions that by their nature are satisfied at Closing), or at such other time agreed by the Parties in writing, and shall be done remotely and electronically; provided, however, if the Parties agree that the Closing will take place in-person, then the Closing shall occur at the offices of Seller’s counsel, Akin Gump Strauss Hauer & Feld LLP, at 1111 Louisiana St, 44th floor, Houston, TX 77002, or at such other place agreed by the Parties in writing (such date on which the Closing actually occurs, the “Closing Date”). The Closing shall be deemed to have been consummated as of the Effective Time.

(b) At the Closing, Seller shall deliver the following documents and other deliverables to Purchaser:

(i) a Conveyance with respect to the Assets, duly executed by Seller;

(ii) a statement executed by Seller in the form reasonably acceptable to Purchaser and described in Treasury Regulation 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code;

(iii) special warranty deeds (in customary form for the State of Texas) for the Surface Fee Interests, conveying to Purchaser fee simple title to the Surface Fee Interests, subject only to matters that are Permitted Liens, and in form and substance satisfactory to Purchaser;

(iv) evidence in form satisfactory to Purchaser that Liens securing indebtedness of Seller with respect to the Assets have been released, if any, including copies of a recordable release with respect to such Liens and any necessary UCC-3 Termination Statements;

(v) a certificate, in substantially the form set forth on Exhibit M-1 executed by an officer of Seller, certifying on behalf of Seller that the conditions to Closing set forth in Section 7.1 and Section 7.2 have been fulfilled;

(vi) the Produced and Flowback Water Gathering and Disposal Agreement Amendment, duly executed by Diamondback E&P LLC, QEP Energy Company and Guidon Anchor LLC;

(vii) the Freshwater Purchase and Services Agreement Amendment, duly executed by Diamondback E&P LLC, Energen Resources Corporation, QEP Energy Company and Guidon Anchor LLC; and

(viii) such other certificates, instruments of conveyance and documents as may be reasonably requested by Purchaser to carry out the intent and purposes of this Agreement, including any regulatory documentation required to designate Purchaser as operator of any of the Assets.

(c) At the Closing, Purchaser shall deliver the following documents and other deliverables to Seller:

(i) the Purchase Price;

(ii) a Conveyance with respect to the Assets, duly executed by Purchaser;

(iii) a statement executed by Purchaser in the form reasonably acceptable to Seller and described in Treasury Regulation 1.1445-2(b)(2) certifying that Purchaser is not a foreign person within the meaning of the Code;

(iv) a certificate, in substantially the form set forth on Exhibit M-2 executed by an officer of Purchaser, certifying on behalf of Purchaser that the conditions to Closing set forth in Section 8.1 and Section 8.2 have been fulfilled;

(v) the Produced and Flowback Water Gathering and Disposal Agreement Amendment, duly executed by Rattler Midstream Operating LLC;

(vi) the Freshwater Purchase and Services Agreement Amendment, duly executed by Rattler Midstream Operating LLC; and

(vii) such other certificates, instruments of conveyance, and documents as may be reasonably requested by Seller to carry out the intent and purposes of this Agreement, including any regulatory documentation required to demonstrate the sale by Seller and assumption of Assumed Obligations by Purchaser.

Section 2.4 Effect of Closing.

(a) All proceeds, accounts receivable, income, revenues, monies and other items included in or attributable to the Assets for periods prior to the Effective Time shall belong to Seller. All proceeds, accounts receivable, income, revenues, monies and other items included in or attributable to the Assets for periods on and after the Effective Time shall be assigned to and belong to Purchaser.

(b) All accounts payable and other costs and expenses for periods prior to the Effective Time with respect to the Assets (other than the AFEs) shall be the obligation of and be paid by Seller. All accounts payable and other costs and expenses for periods on and after the Effective Time with respect to the Assets (or with respect to the AFEs, for periods before, on and after the Effective Time) shall be the obligation of and be paid by Purchaser.

(c) If monies are received by any Party which, under the terms of Section 2.4(a), belong to the other Party, the same shall immediately be paid over to the proper Party. If an invoice or other evidence of an obligation is received which, under the terms of Section 2.4(b), is partially the obligation of more than one Party, then the Parties shall consult each other and each shall promptly pay its portion of such obligation to the obligee.

(d) Except for liabilities for periods prior to the Effective Time specifically and expressly included in the Assumed Obligations, and without limitation of either Party’s indemnification obligations hereunder, Purchaser will not assume any liabilities or other obligations with respect to the Assets for periods prior to the Effective Time.

Section 2.5 Post-Closing Consents. Notwithstanding anything to the contrary contained in this Agreement, to the extent any of the Required Consents are not obtained prior to Closing with respect to any Asset (a “Non-Assigned Asset”), the Closing shall not be delayed due to failure to obtain any such Required Consent, such Non-Assigned Asset shall not be conveyed at Closing, and upon the Closing such Non-Assigned Asset shall be deemed to be held by Seller at all times during the Holding Period for the benefit of Purchaser in accordance with this Section 2.5. During the Holding Period, Seller shall use commercially reasonable efforts to provide Purchaser with the economic benefits and risks of ownership of the Non-Assigned Asset and to use commercially reasonable efforts to obtain the Required Consent related to such Non-Assigned Asset, and Purchaser shall provide Seller with any information and assistance reasonably requested by Seller in relation thereto, except to the extent such requested information is subject to confidentiality restrictions. Seller will promptly pay to Purchaser when received all monies received by Seller under any Non-Assigned Asset or any claim or right or any benefit arising thereunder to the extent attributable to the Holding Period (net of any amounts for which Seller is entitled to be reimbursed pursuant to this Section 2.5). Purchaser shall pay, perform and discharge, fully and promptly when due, all of the obligations of Seller under such Non-Assigned Asset from and after the Effective Time (and with respect to the AFEs, before, on or after the Effective Time) except for the Retained Obligations and Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Damages that arise out of, result from or are payable as a result of the Seller’s, Purchaser’s or any of its or their Affiliates’ performance, breach or default under, operation of, or conditions existing, arising or occurring with respect to, any Non-Assigned Asset during the Holding Period. Upon receipt of the Required Consent related to a Non-Assigned Asset, Seller shall assign such Non-Assigned Asset to Purchaser using the same form of Conveyance that would have been used hereunder had the Non-Assigned Asset been assigned at the Closing, and without the payment of any additional consideration. For purposes of this Agreement, the term “Holding Period”, for any particular Non-Assigned Asset, shall mean the period beginning at the Effective Time and ending on the earlier of (a) the date upon which the applicable Surface Interest or Commercial Contract (for which the Required Consent was not obtained prior to Closing) expires or otherwise terminates or (b) the date upon which such Required Consent or an alternative arrangement is obtained on terms that are substantially similar in operational and economic effects as the assignment of the Non-Assigned Asset to Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Each Seller Entity hereby represents and warrants to Purchaser severally, but not jointly or jointly and severally, as of the date of this Agreement and as of the Closing (except to the extent such representations and warranties speak expressly as of an earlier date):

Section 3.1 Organization and Good Standing. Such Seller Entity is a limited liability company or corporation duly organized, validly existing and in good standing in the state of its formation or incorporation.

Section 3.2 Authorization; Enforceability. (a) Such Seller Entity has all requisite limited liability company or corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder and under the Conveyances and the other documents to be executed and delivered by such Seller Entity at or in connection with the Closing (the “Other Seller Closing Documents”), (b) the execution and delivery of this Agreement, the Conveyances and the Other Seller Closing Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite limited liability company or corporate action on the part of such Seller Entity, (c) this Agreement has been duly and validly executed and delivered by such Seller Entity and (d) this Agreement constitutes and, when fully executed, the Conveyances and the Other Seller Closing Documents will constitute, a valid and binding obligation of such Seller Entity, enforceable against such Seller Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 3.3 No Conflicts. None of the Assets are subject to any preferential purchase rights that may be applicable to the transactions contemplated by this Agreement, the Conveyances or the Other Seller Closing Documents. The execution, delivery and performance of this Agreement, the Conveyances and the Other Seller Closing Documents by such Seller Entity and the consummation of the transactions contemplated hereby and thereby by such Seller Entity do not and shall not:

(a) conflict with or violate any Organizational Document of such Seller Entity;

(b) violate any Law applicable to such Seller Entity or the Assets or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority; or

(c) (i) result in a breach under any Material Contract or agreement to which such Seller Entity is a party or by which such Seller Entity may be bound, (ii) result in the termination of, or provide termination rights with respect to, any such contract or agreement, or (iii) result in the creation of any Lien upon any material portion of the Assets (other than Permitted Liens).

Section 3.4 Consents, Approvals, Authorizations and Governmental Regulations. Except for Required Consents and Soft Consents, no Order, consent, waiver, permission, authorization or approval of, or exemption by, or the giving of notice or the registration or filing with any Third Party, is necessary for such Seller Entity to execute, deliver and perform this Agreement, or for such Seller Entity to execute, deliver and perform the Conveyances and the Other Seller Closing Documents to which it is or will be a party at Closing.

Section 3.5 Brokers’ Fees. There is no broker, finder, investment banker or other Person entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement for which Purchaser will be liable based upon arrangements made by such Seller Entity.

Section 3.6 Absence of Certain Changes. Since March 17, 2021, (a) there has not been any event that would (or would reasonably be expected to) constitute a Material Adverse Effect affecting the Assets, and (b) such Seller Entity’s Business has been conducted, in all material respects, only in the ordinary course of business consistent with such Seller Entity’s past practice.

Section 3.7 Material Contracts.

(a) Schedule 3.7(a) contains (under the name of such Seller Entity therein) a true and complete listing of the following Commercial Contracts (each, a “Material Contract”):

(i) each Commercial Contract that constitutes a water purchase and sale, gathering or disposal agreement;

(ii) each Commercial Contract involving remaining expenditures or revenues in excess of $1,000,000 in any calendar year or $1,000,000 in the aggregate over the life of such Commercial Contract;

(iii) each Commercial Contract containing (x) a dedication, commitment or similar obligation with respect to leasehold or producing assets or (y) a take-or-pay commitment or similar obligation;

(iv) each Commercial Contract for lease of personal property or capacity in the System involving aggregate payments in excess of $1,000,000 in any future calendar year;

(v) each Commercial Contract that limits the ability of the owner of the Assets to engage or compete in any line of business or with any Person or in any geographic area;

(vi) any futures, hedge, swap, collar, put, call, floor, cap, option or other Commercial Contract that is intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities that binds the Assets or such Seller Entity with respect to any of the Assets; and

(vii) any Commercial Contract that is not cancelable without penalty on 60 days or less prior written notice.

(b) True and complete copies of all Material Contracts have been made available to Purchaser. There are no Commercial Contracts that are material to the ownership or operation of the Assets that are not included in Section 3.7(a).

(c) Except as set forth in Schedule 3.7(c), each Material Contract (other than such Material Contracts with respect to which all performance and payment obligations have been fully performed or otherwise discharged in all material respects by all parties thereto prior to the Closing) (i) is in full force and effect in all material respects with respect to such Seller Entity party thereto, and to such Seller Entity’s Knowledge, each counterparty thereto and (ii) represents the legal, valid and binding obligation of such Seller Entity and, to such Seller Entity’s Knowledge, all other parties thereto, enforceable in all material respects in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to general principles of equity. Except as would not reasonably be expected to result in a Material Adverse Effect or as set forth in Schedule 3.7(c), such Seller Entity has not received any written notice of termination or breach of any Material Contract and neither such Seller Entity nor, to such Seller Entity’s Knowledge, any other Person, is in breach of any Material Contract.

Section 3.8 Litigation. Except as set forth in Schedule 3.8, (a) there are no lawsuits or actions before any Governmental Authority or arbitration proceedings before any other Person pending or, to such Seller Entity’s Knowledge, threatened by any Person against such Seller Entity relating to the Assets and (b) there is no injunction, Order or unsatisfied judgment pending against such Seller Entity with respect to the Assets from any Governmental Authority or that otherwise challenges or seeks to enjoin, prevent, or otherwise delay the transactions contemplated by this Agreement, except, in each case, for those items that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.9 Taxes.

(a) With respect to the ownership and operation of the Assets and except as would not reasonably be expected to have a Material Adverse Effect: (i) such Seller Entity has duly and timely filed all Tax Returns required to be filed by it under applicable Law and all such Tax Returns were correct and complete in all material respects and were prepared in material compliance with all applicable Laws, (ii) all Property Taxes owed by such Seller Entity (whether or not shown or required to be shown on any Tax Return) have been paid, (iii) such Seller Entity is not currently the beneficiary of any extension of time within which to file any Tax Return, (iv) none of such Seller Entity’s Tax Returns are now under audit or examination by any Tax Authority, (v) except for Liens for Taxes not yet due and payable, there are no Liens on any of the Assets that have arisen as a result of any failure (or alleged failure) of such Seller Entity to pay any Tax, and (vi) there is no dispute or claim concerning any Tax liability of such Seller Entity either (A) claimed or raised by any Tax Authority in writing or (B) as to which such Seller Entity has Knowledge;

(b) None of the Assets are an interest in any agreement that is classified for federal, state or local Tax purposes as a partnership or otherwise held in a partnership for federal, state or local Tax purposes; and

(c) None of the Assets are held in any other entity for federal, state or local Tax purposes.

For the avoidance of doubt, such Seller Entity’s Tax representations and warranties are addressed only in this Section 3.9, and not by other representations and warranties made herein.

Section 3.10 Environmental Matters. Except as set forth on Schedule 3.10:

(a) such Seller Entity is in compliance in all material respects with all Environmental Laws with respect to the Assets and, to such Seller Entity’s Knowledge, the condition and operations of the Assets are in compliance in all material respects with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, in all material respects all Environmental Permits required under all applicable Environmental Laws;

(b) such Seller Entity has not handled, stored, spilled, discharged, injected, disposed of or released any substance, including any Hazardous Materials in a manner that has given or would reasonably be expected to give rise to any material liabilities under Environmental Laws with respect to the Assets, and, to such Seller Entity’s Knowledge, there has been no release of any Hazardous Materials with respect to the Assets that has given or would reasonably be expected to give rise to any material liabilities of any Seller Entity or Purchaser under Environmental Laws;

(c) none of the Assets are the subject of any outstanding or pending Order, decree or judgment or arbitration award or contract from or with any Governmental Authority under any Environmental Laws materially restricting the future use, imposing any material obligation or liability or requiring material remediation or the payment of a material fine or penalty; and

(d) such Seller Entity has not received written notice regarding any actual or alleged material noncompliance with or potential material liability under any Environmental Law with respect to the Assets, and none of the Assets are subject to any action before any Governmental Authority pending, or to such Seller Entity’s Knowledge, threatened, whether judicial or administrative, alleging material noncompliance with or potential material liability under any Environmental Law.

For the avoidance of doubt, such Seller Entity’s environmental matters are addressed only in this Section 3.10, and not by other representations and warranties made herein.

Section 3.11 Legal Compliance. To such Seller Entity’s Knowledge, except with respect to (a) matters set forth in Schedule 3.11, (b) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 3.9) and (c) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.10), the Assets are in compliance in all material respects with all applicable Laws. Except as set forth on Schedule 3.11, such Seller Entity possesses all material Permits necessary for ownership of the Assets and operation of such Seller Entity’s Business as currently conducted in compliance in all material respects with all applicable Laws. To such Seller Entity’s Knowledge, (i) all such Permits are in full force and effect and (ii) there are no lawsuits or other Legal Proceedings before any Governmental Authority pending or threatened in writing that seek the revocation, cancellation, suspension or adverse modification thereof, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.12 Sufficiency of Surface Interests. Except as set forth on Schedule 3.12:

(a) such Seller Entity’s Surface Interests identified in Schedule 3.12 comprise all of the material real property interests (i) used or intended to be used in, or otherwise related to, such Seller Entity’s Business and (ii) necessary for the use and operation of the Assets as they are used and operated on the date of this Agreement; and

(b) such Seller Entity’s interest in any of such Seller Entity’s Surface Interests is free and clear of all Liens (other than Permitted Liens) granted or suffered by any action of such Seller Entity or any other Person claiming by, through or under such Seller Entity.

Section 3.13 Surface Fee Interest.

(a) With respect to such Seller Entity’s Surface Fee Interest: (i) to such Seller Entity’s Knowledge, such Seller Entity has good and defensible title to each such Surface Fee Interest free and clear of all Liens (other than Permitted Liens), (ii) such Seller Entity has not leased or otherwise granted to any Person the right to use or occupy its Surface Fee Interest or any portion thereof except as would constitute a Permitted Lien and (iii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Seller Entity’s Surface Fee Interest or any portion thereof or interest therein.

(b) There is no condemnation, expropriation or other proceeding in eminent domain pending or, to such Seller Entity’s Knowledge, threatened affecting any of such Seller Entity’s Surface Fee Interest or any portion thereof or interest therein, except for that which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no injunction, decree, Order, writ or judgment outstanding, nor any claims, litigation, administrative actions or similar Legal Proceedings pending or, to such Seller Entity’s Knowledge, threatened, relating to the ownership, lease, use or occupancy of any of such Seller Entity’s Surface Fee Interest or any portion thereof, or the operation of such Seller Entity’s Business thereon, except for that which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.14 Insurance. Set forth on Schedule 3.14 is a true and complete list of all of the Asset Policies of such Seller Entity. With respect to the Asset Policies, except as set forth on Schedule 3.14, (a) each policy is in full force and effect, (b) all premiums with respect thereto covering all current periods have been paid to the extent due, (c) no written notice of cancellation has been received by such Seller Entity with respect to such policy and (d) no claim is outstanding that would reasonably be expected to cause a material increase in the rates of such policy.

Section 3.15 Condemnation. There is no actual or, to such Seller Entity’s Knowledge, threatened taking (whether permanent, temporary, whole or partial) of any of the Assets by reason of condemnation or the threat of condemnation, except for that which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.16 Easements and Rights-of-Way.

(a) Except as set forth on Schedule 3.16, to such Seller Entity’s Knowledge, there are no gaps (including any gap arising as a result of any breach by such Seller Entity of any terms of such Seller Entity’s Surface Interest) in the easements or rights-of-way utilized by and necessary for the System (other than gaps that, individually or in the aggregate, would not reasonably be expected to adversely affect in any material respect such Seller Entity’s (or, after the Closing, Purchaser’s) ability from and after the Closing to own and operate the System in a manner consistent with such Seller Entity’s past practices).

(b) Except as set forth on Schedule 3.16, to such Seller Entity’s Knowledge, no event has occurred or circumstance exists that allows, or after the giving of notice of the passage of time, or both, could allow revocation or termination of any of the easements or rights-of-way utilized by and necessary for the System or could result in any impairment of the rights of the holder of such easements or rights-of-way (other than such events or existence of circumstances that, individually or in the aggregate, would not reasonably be expected to adversely affect in any material respect such Seller Entity’s (or, after the Closing, Purchaser’s) ability from and after the Closing to own and operate the System in a manner consistent with such Seller Entity’s past practices).

Section 3.17 Operations. To such Seller Entity’s Knowledge, except as set forth on Schedule 3.17, such Seller Entity’s Disposal Wells and water gathering pipelines included within the Assets have been owned, constructed, maintained and operated in a good and workmanlike manner in accordance with customary practices in the water sourcing and disposal industry, and have been in continuous operation since March 17, 2021, except for temporary cessations for the performance of maintenance, repair, replacement, modification, improvement or expansion. Except as set forth on Schedule 3.17, the existing conditions of the Assets make each Asset suitable, in accordance with customary practices in the water sourcing and disposal industry, for use as it is currently being used in such Seller Entity’s Business.

Section 3.18 Conflicts Committee Matters. The projections and budgets regarding the Assets that were provided by or on behalf of such Seller Entity to the Conflicts Committee (including those provided to the Financial Advisor) in connection with the Conflicts Committee’s review and evaluation of this Agreement and the transactions contemplated hereby were prepared in good faith and are based on assumptions that management of such Seller Entity believes to be reasonable as of the date hereof and that are consistent with such management’s expectations as of the date hereof. The other historical financial and operational information provided by such Seller Entity to the Financial Adviser as part of its review of the transactions contemplated by this Agreement is true and correct in all material respects as of and for the periods covered thereby and is derived from and consistent with the books and records of such Seller Entity.

Section 3.19 Capital Projects. With respect to the Assets, Schedule 3.19 contains a list and description of all capital projects in progress and associated costs or estimates thereof to the extent such costs or estimates exceed $100,000.00 individually or exceed $250,000.00 in the aggregate for any series of related transactions per project, net to such Seller Entity’s interest.

Section 3.20 Personal Property. To such Seller Entity’s Knowledge, such Seller Entity has good and defensible title (free and clear of all Liens (other than Permitted Liens) to, or holds by valid, enforceable and existing lease or license with respect to, the tangible personal property conveyed hereunder that is material to the Business.

Section 3.21 Intellectual Property. Such Seller Entity does not own any intellectual property or possess any licenses to use any intellectual property (other than customary licenses relating to “off-the-shelf” software) that is material to the Business.

Section 3.22 Bonds. All Bonds of such Seller Entity are set forth on Schedule 3.22.

Section 3.23 Permits. Except as disclosed on Schedule 3.23, such Seller Entity has (and, at Closing, Purchaser will have) all material Permits that are presently necessary or required for the ownership and operation of the Assets as owned and operated by such Seller Entity in a manner consistent with such Seller Entity’s past practice. For the avoidance of doubt, such Seller Entity’s environmental matters are addressed only in Section 3.10, and not by the representations and warranties made herein.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing (except to the extent such representations and warranties speak expressly as of an earlier date):

Section 4.1 Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing in the state of its formation.

Section 4.2 Authorization; Enforceability. (a) Purchaser has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder and under the Conveyances and the other documents to be executed and delivered by such Purchaser at or in connection with the Closing (the “Other Purchaser Closing Documents”), (b) the execution and delivery of this Agreement, the Conveyances and the Other Purchaser Closing Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite limited liability company action on the part of Purchaser, (c) this Agreement has been duly and validly executed and delivered by Purchaser and (d) this Agreement constitutes and, when fully executed, the Conveyances and the Other Purchaser Closing Documents will constitute, a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 4.3 No Conflicts. The execution, delivery and performance of this Agreement, the Conveyances and the Other Purchaser Closing Documents by Purchaser and the consummation of the transactions contemplated hereby and thereby by Purchaser do not and shall not:

(a) conflict with or violate any Organizational Document of Purchaser;

(b) violate any Law applicable to Purchaser or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority; or

(c) (i) result in a breach under any material contract or agreement to which Purchaser is a party or by which Purchaser may be bound or (ii) result in the termination of, or provide termination rights with respect to, any such contract or agreement.

Section 4.4 Consents, Approvals, Authorizations and Governmental Regulations. Except for Required Consents, no Order, consent, waiver, permission, authorization or approval of, or exemption by, or the giving of notice or the registration or filing with any Third Party, is necessary for Purchaser to execute, deliver and perform this Agreement, the Conveyances or the Other Purchaser Closing Documents to which it is or will be a party at Closing.

Section 4.5 Brokers’ Fees. There is no broker, finder, investment banker or other Person entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement for which Seller will be liable based upon arrangements made by Purchaser.

Section 4.6 Qualifications. Purchaser is now, and after the Closing will continue to be, qualified with all applicable Governmental Authorities to own and operate the Assets and has, and shall maintain, all bonds required to own and operate the Assets.

ARTICLE V

COVENANTS

Section 5.1 Regulatory Filings and Other Required Consents.

(a) Subject to the terms and conditions of this Agreement, Seller, prior to the Closing, shall undertake commercially reasonable efforts to (i) make or obtain the Required Consents or (ii) obtain written waivers of all Required Consents, in each case, necessary for the transfer of the Assets; provided that such commercially reasonable efforts will not require any Party to make any payments or incur any liability to Third Parties in order to obtain such waivers or Required Consents; provided, further that if Seller is unable to obtain all such waivers of Required Consents after using such commercially reasonable efforts, such failure to satisfy shall not constitute a breach of this Agreement. Purchaser shall cooperate with such Seller in seeking to obtain the Required Consents.

(b) Subject to Section 5.3 with respect to Permits, promptly (but in no event later than 30 days) after Closing, Purchaser shall, at its sole cost and expense, make all filings with Governmental Authorities necessary to assign and transfer the Assets and title thereto and to comply with applicable Laws, and Seller shall reasonably assist the Party with such filings.

Section 5.2 Books and Records.

(a) From and after the Closing, Seller and its authorized Representatives may retain a copy of any or all of the books and records (other than Tax records that are addressed in Article VI) relating to the Assets on or before the Effective Time. Seller shall not use such retained books and records to compete with the Assets or the Business of Purchaser with respect to the Assets or in a manner that results in the violation of any Laws.

(b) Within 30 days after the Closing, Seller shall deliver to Purchaser all Records (other than Tax records that are addressed in Article VI). Seller shall provide to Purchaser and its Representatives, at no cost or expense to Purchaser, reasonable access to such Records, including Tax records, as remain in Seller’s possession and reasonable access to the Assets, in connection with matters relating to such Assets occurring on or before the Effective Time and any disputes relating to this Agreement, in each case, during normal business hours and on at least three days’ prior written notice.

Section 5.3 Permits. Each Party shall use commercially reasonable efforts to cause the Permits to be transferred to Purchaser and each Party shall use commercially reasonable efforts to cooperate with the other Party to provide information necessary to apply for such Permits.

Section 5.4 Certain Interim Covenants. Except (a) as set forth on Schedule 5.4, (b) as expressly contemplated by this Agreement or any other transaction documents contemplated by this Agreement, or (c) as required by applicable Laws, between the date of this Agreement and the Closing (or the earlier termination of this Agreement), Seller shall:

(a) not transfer, sell, hypothecate, abandon or otherwise dispose of any of the Assets, nor create, or allow the creation of, any encumbrance on any of the Assets (other than Permitted Liens);

(b) maintain or cause its Affiliates to maintain and operate the Assets in an ordinary manner consistent with past practice;

(c) maintain or cause its Affiliates to maintain the books of account and records relating to the Assets in an ordinary manner, in accordance with its usual accounting and recordkeeping practices;

(d) maintain or cause its Affiliates to maintain insurance coverage on the Assets presently furnished by Third Parties in the amounts and of the types consistent with past practice;

(e) maintain all Permits, bonds and guaranties affecting the Assets consistent with past practice, and make all filings required to make under applicable Law with respect to the Assets;

(f) not execute, terminate, cancel, extend or materially amend or modify any Material Contracts;

(g) give prompt written notice to Purchaser of any written notice received or given by Seller or any of its Affiliates with respect to (i) any alleged material breach by Seller or other Person of any Material Contract, (ii) any action to alter, terminate (unless such Material Contract terminates pursuant to its terms and as a result of the passage of time (without any further action required by any party thereto)), rescind or procure a judicial reformation of any Material Contract or (iii) any investigation by a Governmental Authority and any suit, action, or litigation with respect to any portion of the Assets, in each case, instituted following after the date of this Agreement;

(h) give prompt written notice to Purchaser of any written notice received by Seller or any of its Affiliates with respect to (i) any casualty or condemnation loss with respect to any of the Assets of which Seller has Knowledge and (ii) any claim asserting any material breach of contract, tort or violation of Law or any investigation, suit, action or litigation by or before Governmental Authority, that (in each case) relates to the Assets;

(i) not settle any suit or litigation or waive any claims or rights, in each case, of material value and attributable to the Assets and affecting the period after the date of this Agreement;

(j) not grant or create any preferential purchase rights with respect to the Assets;

(k) not commence, propose or agree to participate in any material development operation with respect to the Assets; and

(l) not enter into any agreement with respect to any of the foregoing.

Seller may seek Purchaser’s approval to perform any action that would otherwise be restricted by this Section 5.4, and Purchaser’s approval of any such action shall not be unreasonably withheld, conditioned or delayed, and shall be considered granted three days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) after delivery of notice requesting such consent from Seller to Purchaser unless Purchaser notifies Seller to the contrary during such three-day (or applicable shorter) period. Any matter approved (or deemed approved) by Purchaser pursuant to this Section 5.4 that would otherwise constitute a breach of one of Seller’s representations and warranties in Article III shall be deemed to be an exclusion from all representations and warranties for which it is relevant. In addition, nothing herein shall restrict Seller from taking any action in the event of an emergency, which action such Seller determines is necessary to protect and safeguard the assets and properties of Seller or any Third Party or the health or safety of any Person, provided that Seller taking any such action notifies Purchaser as promptly as practicable under the circumstances of the emergency and the action taken in response thereto.

Section 5.5 Replacement of Insurance, Bonds, Letters of Credit, and Guaranties. Purchaser understands that none of the insurance currently maintained by Seller covering the Assets, nor any of the Bonds will be transferred to Purchaser. Promptly following the Closing, Purchaser shall obtain or cause to be obtained in the name of Purchaser replacements for such Bonds, to the extent such replacements are necessary to permit the cancellation of the Bonds posted by such Seller or its Affiliate or to consummate the transactions contemplated by this Agreement.

ARTICLE VI

TAX MATTERS

Section 6.1 Transfer Taxes. Each Party shall be responsible for payment of 50% of all state and local transfer, sales, use, stamp, registration or other similar Taxes, if any, resulting from the transactions contemplated by this Agreement. Purchaser and Seller shall use commercially reasonable efforts to cooperate with each other to minimize such Taxes. The Party required to do so by applicable Law shall, at its own expense, timely file any Tax Return or other document with respect to Transfer Taxes, and the other Party shall cooperate with respect thereto as necessary.

Section 6.2 Purchase Price Allocation. The Parties agree that the Purchase Price (plus other relevant items and taking into account any adjustments thereto) shall be allocated (including for purposes of Section 1060 of the Code) in a manner to be agreed on or prior to Closing. Seller and Purchaser each agree to report the federal, state and local income and other Tax consequences of the transactions contemplated herein, and in particular to report the information required by Section 1060(b) of the Code, and to prepare and file all Tax Returns (including Internal Revenue Service Form 8594) in a manner consistent with the terms of this Agreement and shall not take any position inconsistent therewith upon examination of any such Tax Return, in any refund claim, in any litigation, investigation or otherwise unless required to do so by applicable Law. Seller and Purchaser shall confer and cooperate in good faith on any revisions to the allocation of the Purchase Price, including reporting any matters that require updating (including adjustments to the Purchase Price).

Section 6.3 Tax Cooperation. Each of Purchaser and Seller will provide such information and records and make such of its Representatives available as may reasonably be requested by Purchaser or Seller in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Assets.

Section 6.4 Property Tax Allocation. With respect to any real property, personal property, ad valorem and other similar Tax or assessments (“Property Taxes”), assessed on any of the Assets for any period that begins before and ends after the Effective Time (a “Straddle Period”), the liability for such Property Tax shall be prorated on a daily basis between Purchaser and Seller as of the Effective Time, with (a) Seller being liable for the portion of such Property Taxes equal to the product of (i) the amount of such Property Taxes for the entirety of the Straddle Period, multiplied by (ii) a fraction, the numerator of which is the number of days in the Straddle Period ending on the day prior to the day that includes the Effective Time and the denominator of which is the total number of days in the Straddle Period, and (b) Purchaser being liable for the remainder of such Property Taxes. The Party owning the applicable Assets after Closing shall thereafter pay or cause to be paid, when due, to the appropriate Tax Authority, all Property Taxes for the Straddle Period.

ARTICLE VII

CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATION TO CLOSE

Purchaser’s obligation to purchase the Assets and to take the other actions required to be taken by Purchaser at Closing is subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

Section 7.1 Accuracy of Representations. All of Seller’s representations and warranties in this Agreement shall have been accurate in all material respects (or, with respect to representations and warranties qualified by materiality or Material Adverse Effect, in all respects) as of the date of this Agreement, and shall be accurate in all material respects (or, with respect to representations and warranties qualified by materiality or Material Adverse Effect, in all respects) as of the Closing Date as if made on the Closing Date.

Section 7.2 Seller’s Performance. Seller shall have complied with or performed in all material respects all of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing.

Section 7.3 No Orders. On the Closing Date, there shall be no Order pending or remaining in force of any Governmental Authority having appropriate jurisdiction that attempts to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or that grants material Damages in connection therewith.

Section 7.4 Necessary Consents and Approvals. Except for (a) approvals of assignments by Governmental Authorities that are customarily obtained after Closing and Soft Consents and (b) Non-Assigned Assets as contemplated by Section 2.5, all Required Consents and approvals from Governmental Authorities required for the transactions contemplated by this Agreement shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted.

Section 7.5 No Litigation. No Legal Proceeding has commenced or has been threatened by any Governmental Authority that could reasonably be expected to restrain, prohibit, or delay Closing beyond the Outside Date.

Section 7.6 Closing Deliverables. Seller shall have delivered (or be ready, willing and able to deliver at Closing) to Purchaser the documents and other items required to be delivered by Seller under Section 2.3.

ARTICLE VIII

CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE

Seller’s obligation to sell the Assets and to take the other actions required to be taken by Seller at Closing is subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

Section 8.1 Accuracy of Representations. All of Purchaser’s representations and warranties in this Agreement shall have been accurate in all material respects (or, with respect to representations and warranties qualified by materiality or Material Adverse Effect, in all respects) as of the date of this Agreement, and shall be accurate in all material respects (or, with respect to representations and warranties qualified by materiality or Material Adverse Effect, in all respects) as of the Closing Date as if made on the Closing Date.

Section 8.2 Purchaser’s Performance. Purchaser shall have complied with or performed in all material respects all of the covenants and obligations that Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing.

Section 8.3 No Orders. On the Closing Date, there shall be no Order pending or remaining in force of any Governmental Authority having appropriate jurisdiction that attempts to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or that grants material Damages in connection therewith.

Section 8.4 Necessary Consents and Approvals. Except for (a) approvals of assignments by Governmental Authorities that are customarily obtained after Closing and Soft Consents and (b) Non-Assigned Assets as contemplated by Section 2.5, all Required Consents and approvals from Governmental Authorities required for the transactions contemplated by this Agreement shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted.

Section 8.5 No Litigation. No Legal Proceeding has commenced or has been threatened by any Governmental Authority that could reasonably be expected to restrain, prohibit, or delay Closing beyond the Outside Date.

Section 8.6 Closing Deliverables. Purchaser shall have delivered (or be ready, willing and able to deliver at the Closing) to Seller the documents and other items required to be delivered by Seller under Section 2.3.

ARTICLE IX

TERMINATION EVENTS

Section 9.1 Termination Events. This Agreement may, by written notice given prior to or at Closing, be terminated:

(a) by either Party if a material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived in writing or cured; provided, however, that in the case of a material breach that is capable of being cured, the Party committing such breach shall have a period of 10 Business Days following receipt of written notice of such breach to attempt to cure the breach, and the termination under this Section 9.1(a) shall not become effective unless the Party committing such breach fails to cure such breach before the end of such 10 Business Day period;

(b) by mutual written consent of the Parties;

(c) in any event, by either Party, if the Closing has not occurred on or before December 31, 2021 (the “Outside Date”), or such later date as the Parties may agree upon in writing; provided, however, that no Party shall be entitled to terminate this Agreement under this Section 9.1(c) if the Closing has failed to occur as a result of such Party’s breach of any representations or warranties set forth herein or such Party’s failure to perform or observe such Party’s covenants and agreements hereunder (including the failure to perform the obligations of such Party with respect to Closing the transactions contemplated by this Agreement if and when required) in each case in a manner that causes the conditions of the other Party in Article VII or Article VIII, as applicable, not to be satisfied; or

(d) by either Party, if (i) any Law has made the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited, or (ii) a Governmental Authority has issued an Order, or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order, decree, ruling or other action has become final and nonappealable.

Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement shall terminate, other than obligations arising under such provisions of this Agreement as by their nature would survive such termination, and such termination shall neither impair nor restrict the rights of either Party against the other under Article X.

Section 9.3 Return of Records Upon Termination. Upon termination of this Agreement, Purchaser shall promptly return to Seller or destroy, at Seller’s option (and, upon Seller’s written request, certify as to the destruction of), all title, engineering, environmental assessments and/or reports, maps, documents and other data and information (including all copies, extracts, and other reproductions, in whole or in part, containing Seller’s confidential information) furnished by Seller to Purchaser or prepared by or on behalf of Purchaser in connection with its due diligence investigation of the Assets, and an officer of Purchaser shall certify same to Seller in writing; provided that (i) Purchaser shall be entitled to retain in its corporate records a copy of board papers, reports to management and other documentation prepared in connection with its decision to enter into the transactions contemplated by this Agreement so long as it maintains the confidentiality thereof in accordance with Section 11.17 and (ii) any obligation to return or destroy data or information shall not require Purchaser to identify and remove any confidential information that may exist in data form on its back-up media or any copies or derivatives of such confidential information that Purchaser is requested or required to retain by any regulatory, supervisory or other Governmental Authority under court process or pursuant to statutory requirement, regulation, internal audit, legal or compliance policies or procedures, provided that such retained confidential information is kept strictly confidential in accordance with Section 11.17 until returned to Purchaser or destroyed. Any oral information will continue to be subject to Section 11.17 notwithstanding the termination of this Agreement.

ARTICLE X

INDEMNIFICATION

Section 10.1 Survival. The representations and warranties of the Parties contained in this Agreement shall survive for a period of 12 months after the Closing Date; provided, however, the representations and warranties in (a) Section 3.1, Section 3.2, Section 3.3(a), Section 3.5, Section 4.1, Section 4.2, Section 4.3(a) and Section 4.5 shall terminate and expire on the second anniversary of the Closing Date; (b) Section 3.9 shall survive until 60 days after the expiration of the applicable statute of limitations; and (c) Section 3.10 shall terminate and expire on the third anniversary of the Closing Date. Covenants and agreements of the Parties to be performed after the Closing shall survive until the first anniversary after they are required to be performed. Neither Party shall have any liability for indemnification claims made under this Article X with respect to any such representation or warranty or covenant or agreement unless a written notice of claim (describing in reasonable detail the claim, including an estimate of Damages attributable to such claim to the extent then known) is provided by the claiming Party to the other Party prior to the expiration of the applicable survival period for such representation or warranty or covenant or agreement. If a written notice of claim has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation or warranty or covenant or agreement, then the applicable representation or warranty or covenant or agreement, as applicable, shall survive as to such claim, until such claim has been finally resolved.

Section 10.2 Indemnification.

(a) Subject to the provisions of this Article X, each Seller Entity shall indemnify, defend and hold harmless Purchaser, Purchaser’s Affiliates and their respective Representatives (the “Purchaser Indemnified Parties”) from and against all Damages that the Purchaser Indemnified Parties incur arising from:

(i) any breach of any representation or warranty of such Seller Entity in Article III of this Agreement;

(ii) any breach by Seller of any covenant or agreement made by Seller in this Agreement; and

(iii) the Retained Obligations.

(b) Subject to the provisions of this Article X, Purchaser shall indemnify, defend and hold harmless Seller, Seller’s Affiliates and their respective Representatives (the “Seller Indemnified Parties”) from and against all Damages that the Seller Indemnified Parties incur arising from:

(i) any breach of any representation or warranty of Purchaser in Article IV of this Agreement;

(ii) any breach by Purchaser of any covenant or agreement made by Purchaser in this Agreement; and

(iii) the Assumed Obligations.

(c) Notwithstanding anything to the contrary herein, the Parties shall have a duty to use commercially reasonable efforts to mitigate any Damages (which duty shall include the obligation to seek and collect available insurance proceeds and indemnification and reimbursement payments) arising out of or relating to this Agreement or the transactions contemplated hereby.

(d) For purposes of determining whether a representation or warranty has been breached for purposes of this Article X and determining the amount of Damages suffered by any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, each representation and warranty set forth in this Agreement, and any qualification with respect to any representation or warranty set forth in any Disclosure Schedule, shall be read without regard for or giving effect to “material,” “materiality,” “Material Adverse Effect” and words of similar qualification.

Section 10.3 Indemnification Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Any indemnified Party claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a Third Party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 10.2 shall promptly (i) notify the other Party (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Damages attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.

(b) The Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is indemnifiable under this Article X), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate Legal Proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 10.3(b). The Indemnifying Party shall have full control of such defense and Legal Proceedings, including any compromise or settlement thereof; provided that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the Third Party asserting the claim of all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates. If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 10.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.

(c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 10.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate Legal Proceedings, which Legal Proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and Legal Proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) Subject to the other provisions of this Article X, a claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Party from whom indemnification is sought.

(e) In the event an Indemnified Party shall recover Damages in respect of a claim of indemnification under this Article X, no other Indemnified Party shall be entitled to recover the same Damages in respect of a claim for indemnification.

Section 10.4 Limitations on Liability. Notwithstanding anything to the contrary herein, Seller shall have no liability for any indemnification under Section 10.2(a)(i) until (i) Damages under each individual indemnification claim exceed $50,000, and (ii) the total of all Damages indemnified thereunder exceeds a deductible (not a threshold) of $1,600,000 and then Seller shall be liable for only the amount by which the total of such Damages exceeds such deductible, not to exceed, however, $16,000,000. Notwithstanding the foregoing, no individual indemnification claim amount, no deductible, and no cap shall be applied under the previous sentence to breaches of any representation or warranty in Section 3.1, Section 3.2, Section 3.3(a) and Section 3.5. Notwithstanding anything to the contrary herein, in no event will Seller be liable for Damages indemnified under Section 10.2 in excess of 100% of the Purchase Price.

Section 10.5 Waiver of Other Representations and Warranties.

(a) IT IS THE EXPLICIT INTENT OF EACH PARTY, AND THE PARTIES HEREBY AGREE, THAT NEITHER PARTY NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS, THE BUSINESS OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE CONVEYANCES, THE OTHER PURCHASER CLOSING DOCUMENTS AND THE OTHER SELLER CLOSING DOCUMENTS AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, EXCEPT AS SET FORTH IN SECTION 3.18, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER PARTY WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE ASSETS OR BUSINESS.

(b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, (i) EACH PARTY’S INTEREST IN THE ASSETS AND BUSINESS ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND (ii) THE PARTIES EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ASSETS, THE BUSINESS OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE ASSETS AND BUSINESS.

(c) The Parties agree that the representations and warranties contained in Section 3.10 shall be the exclusive representations and warranties with regard to Environmental Laws and related matters.

Section 10.6 Purchase Price Adjustment. The Parties agree to treat all payments made pursuant to this Article X as adjustments to the Purchase Price for Tax purposes, unless otherwise required pursuant to applicable Law.

Section 10.7 Exclusive Remedy.

(a) THE PARTIES ACKNOWLEDGE AND AGREE THAT EACH PARTY’S SOLE AND EXCLUSIVE REMEDY WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT FOLLOWING CLOSING SHALL BE PURSUANT TO THE INDEMNIFICATION PROVISIONS SET FORTH IN THIS AGREEMENT OR ANY RIGHTS SET FORTH IN THE CONVEYANCES, THE OTHER PURCHASER CLOSING DOCUMENTS AND THE OTHER SELLER CLOSING DOCUMENTS.

(b) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NEITHER PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, LOST PROFITS OR LOST BENEFITS, LOSS OF ENTERPRISE VALUE, DIMINUTION IN VALUE OF ANY BUSINESS, DAMAGES TO REPUTATION OR LOSS TO GOODWILL, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT THIS SECTION 10.7(B) SHALL NOT LIMIT EITHER PARTY’S RIGHT TO RECOVERY HEREUNDER FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION HEREUNDER OR A COURT OF COMPETENT JURISDICTION DETERMINES BY FINAL AND NON-APPEALABLE JUDGMENT THAT SUCH CONSEQUENTIAL DAMAGES OR LOST PROFITS OR LOST BENEFITS ARE THE PROPER MEASURE OF DIRECT DAMAGES.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by electronic mail, if followed by an affirmative reply by email by the intended recipient that such email was received (which reply such intended recipient shall be obligated to provide), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate recipients, addresses, set forth below (or to such other recipients, addresses, or email addresses as a Party may designate by notice to the other Party).

(i)	If to Seller, to:

Diamondback Energy, Inc.

500 W. Texas Ave, Ste. 1200

Midland, Texas 79701

Attn: Kaes Van’t Hof

Email: KVantHof@DiamondbackEnergy.com

with a copy (which shall not constitute notice) to:

Diamondback Energy, Inc.

500 W. Texas Ave, Ste. 1200

Midland, Texas 79701

Attn: Matthew Zmigrosky

Email: MZmigrosky@DiamondbackEnergy.com

(ii)	If to Purchaser, to:

Rattler Midstream GP LLC Conflicts Committee

c/o Matthew Zmigrosky

500 W. Texas Ave, Ste. 1200

Midland, Texas 79701

Email: MZmigrosky@DiamondbackEnergy.com

Either Party may, by written notice so delivered to the other Party, change its address for notice purposes hereunder.

Section 11.2 Assignment. Neither Party may assign any of its rights, liabilities, covenants, or obligations under this Agreement without the prior written consent of the other Party (which consent may be granted or denied at the sole discretion of the other Party), and in the event of such consent, such assignment nevertheless shall not relieve such assigning Party of any of its obligations under this Agreement without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties including both successors and permitted assigns of this Agreement.

Section 11.3 Rights of Third Parties. Nothing expressed or referred to in this Agreement or any other agreement contemplated herein shall be construed to give any Person other than the Parties and their respective successors and permitted assigns, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. Except as expressly set forth herein and in the Conveyances, the Other Seller Closing Documents or the Other Purchaser Closing Documents, this Agreement, any other agreement contemplated herein, and all provisions and conditions hereof and thereof, are for the sole and exclusive benefit of the Parties and their respective successors and permitted assigns.

Section 11.4 Expenses. Except as otherwise expressly provided in this Agreement, each Party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, Representatives, counsel, and accountants. However, the prevailing Party in any Expert Proceeding brought under or to enforce this Agreement, including any arbitration pursuant to Section 11.15, shall be entitled to recover court costs or arbitration costs, as applicable, and reasonable attorneys’ fees from the non-prevailing Party, in addition to any other relief to which such Party is entitled.

Section 11.5 Counterparts. This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

Section 11.6 Entire Agreement. This Agreement supersedes all prior discussions, communications, and agreements (whether oral or written) between the Parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. No representation, promise, inducement, or statement of intention with respect to the subject matter of this Agreement has been made by either Party that is not embodied in this Agreement together with the documents, instruments, and writings that are delivered pursuant hereto, and neither Party shall be bound by or liable for any alleged representation, promise, inducement, or statement of intention not so set forth. In the event of a conflict between the terms and provisions of this Agreement and the terms and provisions of any schedule or exhibit hereto, the terms and provisions of this Agreement shall govern, control, and prevail.

Section 11.7 Disclosure Schedule. Each Party shall prepare a Disclosure Schedule containing the items to be set forth therein with respect to such Party and the Assets and Business pursuant to the terms of this Agreement. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedule shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment by any Party, in and of itself, that such information is material to or outside the ordinary course of the Business or required to be disclosed on the Disclosure Schedule. The disclosure of an item in one section of the Disclosure Schedule as an exception to a particular covenant, agreement, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, agreements, representations and warranties only to the extent that the relevance of such item to each such other covenant, representation, agreement or warranty is readily apparent on its face.

Section 11.8 Waiver. The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by either Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party, (b) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. Purchaser shall not agree to waive any of the conditions to Closing set forth in Article VII without the prior approval of the Conflicts Committee.

Section 11.9 Amendments. This Agreement may not be amended or otherwise modified except by a written agreement executed by both Parties; provided, however, that Purchaser shall not agree to any amendment or modification to this Agreement without the prior approval of the Conflicts Committee.

Section 11.10 Publicity. Neither Purchaser nor Seller shall make any press release or other public announcement respecting this Agreement or the transactions contemplated by this Agreement without the consent of the other Party, which consent may be withheld at the sole discretion of the other Party, unless (a) the Party desiring to make the release or other announcement determines that the release or other announcement is required to comply with any Law(s) or stock exchange rule, or (b) the press release or other public announcement does not specifically identify the other Party or the Assets (except by general reference to the states or regions in which the Assets are located); provided, however, that the foregoing shall not prevent either Party from recording Conveyances delivered at the Closing or from complying with any disclosure requirements of Governmental Authorities that are applicable to the transfer of the Assets. If either Party wishes or is required to make a press release or other public announcement respecting this Agreement or the transactions contemplated by this Agreement that is subject to the restrictions of this Section 11.10, or if the other Party consents to a non-required press release or other public announcement, such Party will provide the other with a draft of the press release or other public announcement for review at least two Business Days before the time that such press release or other public announcement is to be made. The Parties will attempt in good faith to expeditiously reach agreement on such press release or other public announcement and the contents thereof. Failure to provide comments back to the other Party within one Business Day of receipt of the draft release or announcement will be deemed consent to the public disclosure of such press release or other public announcement and the content thereof. If the proposed press release or other public announcement contains any information required to be kept confidential under Section 11.17, the withholding of consent by the other Party shall not be deemed to be unreasonable. Notwithstanding anything to the contrary in this Section 11.10, no Party shall issue a press release or other public announcement that includes the name of a non-releasing Party or its Affiliates without the prior written consent of such non-releasing Party (which consent may be withheld in such non-releasing Party’s sole discretion) unless the inclusion of such name in the press release or other public announcement is required to comply with any Laws or stock exchange rule.

Section 11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

Section 11.12 Governing Law. This Agreement and the legal relationship of the Parties with respect to the transactions contemplated by this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas without regard to conflicts of laws principles.

Section 11.13 Further Assurances. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute, acknowledge, and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.14 Action by Purchaser. With respect to any action, notice, consent, approval or waiver that is required to be taken or given or that may be taken or given by Purchaser with respect to the transactions contemplated hereby, such action, notice, consent, approval or waiver shall be taken or given solely by or at the express direction of the Conflicts Committee on behalf of Purchaser.

Section 11.15 Expert Proceedings. Each matter referred by this Agreement to this Section 11.15 (a “Disputed Matter”) shall be conducted in accordance with the Commercial Arbitration Rules of the AAA as supplemented to the extent necessary to determine any procedural appeal questions by the Federal Arbitration Act (Title 9 of the United States Code), but only to the extent that such rules do not conflict with the terms of this Section 11.15. Any notice from one Party to the other referring a dispute to this Section 11.15 shall be referred to herein as an “Expert Proceeding Notice.”

(a) The arbitration shall be held before a one member arbitration panel (the “Expert”), mutually agreed by the Parties. The Expert must (a) be a neutral party who has never been an officer, director or employee of or performed material work for a Party or any Party’s Affiliate within the preceding five-year period and (b) agree in writing to keep strictly confidential the specifics and existence of the dispute as well as all proprietary records of the Parties reviewed by the Expert in the process of resolving such dispute. The Expert must have not less than 15 years’ experience as a lawyer in the State of Texas with experience in relevant midstream matters. If, within five Business Days after delivery of an Expert Proceeding Notice, the Parties cannot mutually agree on an Expert, then the Parties will each select one nominee meeting all of the qualifications of the Expert under this Section 11.15(a) within five Business Days thereafter, and the nominees so selected will appoint an Expert meeting all of the qualifications of the Expert under this Section 11.15(a) within five Business Days after the nominees are selected. For the avoidance of doubt, the two nominees shall have no duties or obligations except to select the Expert.

(b) Within five Business Days following the receipt by either Party of the Expert Proceeding Notice, the Parties will exchange their written proposals for the resolution of the Disputed Matters. Provided that no resolution is reached, within five Business Days following the selection of the Expert the Parties shall submit to the Expert the following: (i) this Agreement, with specific reference to this Section 11.15, (ii) Purchaser’s written description of the proposed resolution of the Disputed Matters, together with any relevant supporting materials, (iii) Seller’s written description of the proposed resolution of the Disputed Matters, together with any relevant supporting materials, and (iv) the Expert Proceeding Notice.

(c) The Expert shall make its determination by written decision within 15 days following receipt of the materials described in Section 11.15(b) above (the “Expert Decision”). The Expert Decision with respect to the Disputed Matters shall be limited to the selection of the single proposal for the resolution of the aggregate Disputed Matters proposed by a Party that best reflects the terms and provisions of this Agreement, i.e., the Expert must select either Purchaser’s proposal or Seller’s proposal for resolution of the aggregate Disputed Matters.

(d) The Expert Decision shall be final and binding upon the Parties, without right of appeal. In making its determination, the Expert shall be bound by the rules set forth in this Section 11.15. The Expert may consult with and engage disinterested Third Parties to advise the Expert, but shall disclose to the Parties the identities of such consultants. Any such consultant shall not have worked as an employee or consultant for either Party or its Affiliates during the five-year period preceding the arbitration nor have any financial interest in the dispute.

(e) The Expert shall act as an expert for the limited purpose of determining the specific matters submitted for resolution herein and shall not be empowered to award Damages, interest, or penalties to either Party with respect to any matter. Each Party shall bear its own legal fees and other costs of preparing and presenting its case. All costs and expenses of the Expert shall be borne by the non-prevailing Party in any such arbitration proceeding.

Section 11.16 Jurisdiction; Service of Process. Without limiting the Parties’ agreement to arbitrate in Section 11.15, any Legal Proceeding seeking a temporary or preliminary injunction to enforce any provision of, or based on any right arising out of or in any way relating to, this Agreement or the transactions contemplated by this Agreement (excluding, however, matters to be resolved under Section 11.15) must be brought in the courts of the State of Texas, County of Midland, City of Midland, or, if it has or can acquire jurisdiction, in the United States District Court for the Western District of Texas (Midland Division), and each Party consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) for such limited purpose in any such Legal Proceeding and waives any objection to venue laid therein for such limited purpose. Process in any Legal Proceeding referred to in the preceding sentence may be served on either Party anywhere in the world.

Section 11.17 Confidentiality. Each Party shall keep confidential, and cause its Affiliates and instruct its Representatives to keep confidential, all terms and provisions of this Agreement, except (a) as required by Law or any standards or rules of any stock exchange to which such Party or any of its Affiliates is subject, (b) for information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 11.17, (c) to the extent required to be disclosed in connection with complying with or obtaining a waiver of any preferential purchase right, transfer restriction or similar right held by Third Parties, and (d) to the extent that such Party must disclose the same in any Legal Proceeding brought by it to enforce or defend its rights under this Agreement. This Section 11.17 shall not prevent either Party from recording the Conveyances delivered at the Closing or from complying with any disclosure requirements of Governmental Authorities that are applicable to the transfer of the Assets. The covenant set forth in this Section 11.17 shall terminate two years after the Closing Date.

Section 11.18 Specific Performance. Each Party hereby acknowledges and agrees that the rights of each Party with respect to the transactions contemplated hereby are special, unique and of extraordinary character and that, if either Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. If either Party violates or fails or refuses to perform any such covenant or agreement described in this Agreement, the non-breaching Party, in addition to any remedy at law for damages or other relief permitted under this Agreement, may institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief, without the necessity of proving actual damages or posting of a bond.

[Signature Pages Follow]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each Party as of the date first above written.

DIAMONDBACK E&P LLC

By:	/s/ Travis D. Stice
Name:	Travis D. Stice
Title:	Chief Executive Officer

QEP ENERGY COMPANY

By:	/s/ Travis D. Stice
Name:	Travis D. Stice
Title:	Director, Chief Executive Officer

GUIDON ANCHOR LLC

By:	/s/ Travis D. Stice
Name:	Travis D. Stice
Title:	Director, Chief Executive Officer

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

PURCHASER:
RATTLER MIDSTREAM OPERATING LLC

By: RATTLER MIDSTREAM GP LLC, in its capacity as the General Partner of the Managing Member of Purchaser

By:	/s/ Kaes Van’t Hof
Name: Kaes Van’t Hof
Title: Director, President

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT